HESS CORPORATION

1185 Avenue of the Americas

New York, NY 10036

JOHN P. RIELLY

Senior Vice President

  and Chief Financial Officer

(212) 536-8230

(212) 536-8502 FAX

December 12, 2014

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-1090

Re:	Hess Corporation (the Corporation)

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 28, 2014

File No. 001-01204

Response letter dated November 24, 2014

Dear Mr. Schwall:

This letter is in response to your letter of November 24, 2014. Set forth below are our responses to your comments. For your convenience, our responses are keyed to the numbered comments in your November 24, 2014 letter.

Form 10-K for the Fiscal Year ended December 31, 2013

Financial Statements

Supplementary Oil and Gas Data (unaudited), page 87

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page 92

1. We have read your response to prior comment one, regarding your handling of certain tax attributes in presenting your standardized measure of discounted future net cash flows relating to proved oil and gas reserves. You describe the criteria that you apply in determining whether carry-forward deductions are counted in your computation, clarifying that although tax attributes may have been generated from proved oil and gas reserves, you do not consider them to be related to your oil and gas reserves unless you are reasonably assured that “the attribute will reduce future cash taxes that otherwise would be incurred on cash flows resulting from the future production of proved reserves.”

The guidance in FASB ASC 932-235-50-31(c) stipulates that future income tax expenses “shall give effect to tax deductions and tax credits and allowances relating to the entity’s proved oil and gas reserves.” The standard does not appear to provide for the second criteria that you have applied.

Revise your presentation of the Standardized Measures for all periods to include future income tax expenses giving effect to all tax attributes that are related to your oil and gas reserves, without regard to criteria that are not established in the standard.

•

We continue to believe the Corporation’s judgment as to which tax attributes to apply in the computation of future income taxes within the Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (“Standardized Measure”) at December 31, 2012 and for prior years was reasonable based on the limited guidance provided in ASC
932-235-50-31(c). However, based on your comment, we will restate the Standardized Measure for 2012 (i.e. at December 31 and at January 1) and the related Changes in Standardized Measure disclosures in our 2014 Form 10-K. We will provide the following accompanying language in the Standardized Measure disclosures to explain the change in the reported 2012 Standardized Measure:

“The standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31, 2012 and January 1, 2012 have been restated to include excess carryforward deductions relating to proved oil and gas reserves in the computation of future income tax expenses at each date to be consistent with the computation of future income taxes at December 31, 2014 and 2013. In prior Form 10-K filings, excess carryforward deductions relating to proved oil and gas reserves were not included in the computation of future income tax expenses for December 31, 2012 and prior years as such attributes were available to be utilized against future taxable income of the Corporation’s business activities other than those associated with proved oil and gas reserves. Commencing with 2013, the Corporation changed its computation of future income tax expenses to include excess tax carryforward deductions relating to proved oil and gas reserves in conjunction with the Corporation’s transition to a pure play Exploration and Production company, based on the expectation such excess carryforward deductions would be utilized against future taxable income relating to proved oil and gas reserves.”

2. We note that you had mentioned in your August 8, 2014 response letter that unamortized capitalized intangible drilling costs is one of the three tax attributes not historically included in your Standardized Measure. Given the large benefit included in the 2013 Standardized Measure, it appears the intangible drilling cost deduction may be a significant historical and future source of liquidity. Item 303(a)(1) of Regulation S-K generally requires disclosure identifying and separately describing material reasonably likely effects of the intangible drilling cost deduction on your liquidity, including any material effects of changing to a pure-play exploration and production company. Please expand your discussion to comply with the aforementioned.

•

The magnitude of the change in future income taxes for the 2013 Standardized Measure disclosure referenced above reflects the fact excess tax carryforward deductions, of which unamortized capitalized intangible drilling costs (“IDCs”) were a component, were excluded from the Standardized Measure disclosure at December 31, 2012 and for prior years on the basis such carryforward tax attributes could be utilized against future taxable income of the Corporation’s business activities other than those associated with proved oil and gas reserves. However, with regard to the Corporation’s income tax filings, it was entitled to deduct as an integrated energy company, 70% of IDCs in the year incurred and the remaining 30% on a straight-line basis over 60 months. As a pure play exploration and production company, the Corporation is entitled to deduct 100% of IDCs in the year incurred.

Item 303(a)(1) states, “Identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in any material way. If a material deficiency is identified, indicate the course of action that the registrant has taken or proposes to take to remedy the deficiency. Also identify and separately describe internal and external sources of liquidity, and briefly discuss any unused sources of liquid assets.”

The change in timing of the deductibility of IDCs for the Corporation as a pure play exploration and production company compared with its previous status as an integrated energy company is not expected to materially change the Corporation’s projected cash taxes over the next several years. As a result, we do not believe separate disclosure of the effects on liquidity of IDC deductions relating to the change to a pure play exploration and production company is necessary. In addition, we do not believe isolating the IDC income tax deduction for separate disclosure as a source of liquidity is relevant, as IDCs represent only one attribute among numerous deductions in the tax return.

The Corporation provided on page 33 of its 2013 Form 10-K the following disclosures on liquidity and future capital requirements and resources, including its plans to address expected cash requirements:

“Future Capital Requirements and Resources

The Corporation anticipates investing a total of approximately $5.8 billion in capital and exploratory expenditures during 2014 for E&P operations and approximately $350 million for retail marketing primarily for the acquisition of its partner’s interest in the WilcoHess joint venture. The Corporation expects to fund its 2014 projected cash flow deficit, including capital expenditures, dismantlement obligations, dividends, pension contributions, debt repayments and share repurchases under its Board authorized plan, with existing cash on-hand, cash flows from operations and proceeds from asset sales. Looking forward, the Corporation expects its continued production growth, driven largely by the Bakken, Valhall and Tubular Bells, to generate free cash flow post 2014 at $100 Brent prices.

Crude oil and natural gas prices are volatile and difficult to predict. In addition, unplanned increases in the Corporation’s capital expenditure program could occur. If conditions were to change, such as a significant decrease in commodity prices or an unexpected increase in capital expenditures, the Corporation would take steps to protect its financial flexibility and may pursue other sources of liquidity, including discontinuing stock repurchases, reducing its planned capital program, utilizing existing credit facilities, issuing debt and equity securities, and/or further asset sales.”

The Corporation believes its disclosures comply with Regulation S-K 303(a)(1).

3. We note that you do not have separate disclosure in your income taxes footnote of the deferred tax liability related to deducted intangible drilling costs. Tell us how you have applied the guidance in FASB ASC 740-10-50-6, requiring disclosure of the approximate tax effect of each type of temporary difference that gives rise to a significant portion of deferred tax liabilities, as it may pertain to such costs.

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FASB ASC 740-10-50-6 states, “A public entity shall disclose the approximate tax effect of each type of temporary difference and carryforward that gives rise to a significant portion of deferred tax liabilities and deferred tax assets (before allocation of valuation allowances).”

In Note 16, Income Taxes, on page 70 of its 2013 Form 10-K, the Corporation included the deferred tax liability related to temporary differences arising from cost recovery of intangible drilling costs in the table scheduling the components of deferred tax liabilities and assets on the line item titled “Deferred tax liabilities: Property, plant and equipment.” This line discloses the deferred tax liabilities for all categories of fixed assets with net taxable temporary differences in carrying values. These categories of fixed assets include tangible property, leaseholds costs, and intangible drilling costs. The Corporation treats fixed asset carrying value temporary differences as a single “type of temporary difference” because we do not believe a sufficiently relevant distinction exists among the temporary differences arising from the cost recovery of different categories of fixed assets to warrant separate presentation for each of the separate categories of fixed assets. The Corporation believes its disclosures comply with ASC 740-10-50-6.

* * * * * * *

As requested by the Staff, we acknowledge the following:

•	The Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be happy to provide you with any additional information to assist you with your review. In addition, please do not hesitate to contact me at (212) 536-8230 with any questions.

Sincerely yours,

/s/ John P. Rielly
John P. Rielly
Senior Vice President and
Chief Financial Officer

cc:	Michael Fay

Karl Hiller

Caroline Kim

Tim Levenberg

Brad Skinner

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